UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

American Standard Energy Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

02971T107
 (CUSIP Number)

J. Steven Person
400 West Illinois Avenue, Suite 950
Midland, Texas 79701

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 18, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934  ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page of 1 of 6

CUSIP No.                      02971T107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Saber Oil, LLC
46-1717715

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

☐
☐

3.	SEC Use Only ...................................................................................................................................................................

4.	Source of Funds (See Instructions)..............................................................................................................................	WC

5.	Check if Disclosure or Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)..........................................	☐

6.	Citizenship or Place of Organization .............................................................................................................................	DE

	7.	Sole Voting Power	28,733,440
Number of
Shares			-0-
Beneficially	8.	Shared Voting Power
Owned by
Each
Reporting	9.	Sole Dispositive Power	-0-
Person
With	10.	Shared Dispositive Power	-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person........................................................................	28,733,440

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)...................................	☐

13.	Percent of Class Represented by Amount in Row (11)...............................................................................................	55.6%*

14.	Type of Reporting Person (See Instructions)	OO

* Based upon 51,721,798 shares of common stock outstanding, as reported by American Standard Energy Corp. in its Quarterly Report on Form 10-Q for its quarter ended September 30, 2012.

CUSIP No.                      02971T107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

H.H. Wommack, III**

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

☐
☐

3.	SEC Use Only ...................................................................................................................................................................

4.	Source of Funds (See Instructions)..............................................................................................................................	OO

5.	Check if Disclosure or Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)..........................................	☐

6.	Citizenship or Place of Organization .............................................................................................................................	United States

	7.	Sole Voting Power	28,733,440
Number of
Shares			-0-
Beneficially	8.	Shared Voting Power
Owned by
Each
Reporting	9.	Sole Dispositive Power	-0-
Person
With	10.	Shared Dispositive Power	-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person........................................................................	28,733,440

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)...................................	☐

13.	Percent of Class Represented by Amount in Row (11)...............................................................................................	55.6%*

14.	Type of Reporting Person (See Instructions)	IN

* Based upon 51,721,798 shares of common stock outstanding, as reported by American Standard Energy Corp. in its Quarterly Report on Form 10-Q for its quarter ended September 30, 2012.
** H.H. Wommack, III is the sole member and equity owner of Saber Oil, LLC and may therefore be deemed to be the beneficial owner of such shares.

Item 1.  Security and Issuer

This Schedule 13D relates to shares of common stock, par value $.001 per share, of American Standard Energy Corp. (the “Issuer”). The Issuer's principal executive offices are located at 4800 North Scottsdale Road, Suite 1400, Scottsdale, Arizona 85251.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed on behalf of the following persons:

(i)	Saber Oil, LLC and
(ii)	H.H. Wommack, III (together, the “Reporting Persons”)

(b)	Saber Oil, LLC is a Delaware limited liability company engaged in the business of oil and gas production. The address of the principal business office of Saber Oil, LLC and Mr. Wommack is 400 West Illinois Avenue, Suite 950, Midland, Texas 79701.

(c)	Mr. Wommack is an oil and gas executive who is the President and Chairman of the Board of Governors of Saber Oil & Gas Ventures, LLC located at 400 West Illinois Avenue, Suite 950, Midland, Texas 79701.

(d)	None.

(e)	None.

(f)	Mr. Wommack is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

Pursuant to a Preferred Stock Purchase Agreement, Saber Oil, LLC funded its purchase of the Issuer’s Series A Cumulative Convertible Preferred Stock, par value $0.001 per share, with working capital.  As a closing condition to the purchase of the Preferred Stock, Saber Oil, LLC was granted irrevocable proxies for 28,733,440 shares of common stock of the Issuer.  See additional disclosure in Item 4.

Item 4.  Purpose of Transaction

Effective February 18, 2013, pursuant to a Preferred Stock Purchase Agreement, dated February 6, 2013, Saber Oil, LLC purchased 35,400 shares of the Series A Cumulative Convertible Preferred Stock, par value $0.001 per share (“Preferred Stock”) of Issuer owned by Geronimo Holding Corporation, an affiliate entity of Randall Capps, a director of the Issuer.  In connection with the purchase of the Preferred Stock, each of Randall Capps, Geronimo Holding Corporation, XOG Operating LLC and CLW South Texas 2008, LP (collectively, the “Key Holders”) granted an irrevocable proxy to Saber Oil, LLC to vote the shares of common stock of the Issuer beneficially owned by the Key Holders (the “Proxy Shares”).  Each of the proxies will expire upon the earlier of (i) five years or (ii) the occurrence of a sale of the underlying common stock.  Effective February 18, 2013, pursuant to a Right of First Refusal Agreement, subject to certain exceptions, each Key Holder unconditionally and irrevocably granted to Saber Oil, LLC a right of first refusal to purchase all or any portion of the Proxy Shares that such Key Holder may propose to transfer to any non-affiliated third party, at the same price and on the same terms and conditions as those offered to such third party.

Item 5.  Interest in Securities of the Issuer

(a)	See page 2-3 of cover pages
(b)	See pages 2-3 of cover pages.
(c)	N/A
(d)	The Key Holders identified in Item 4 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Proxy Shares.
(e)	N/A

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Other than as set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits

Exhibit A.	Irrevocable Proxy

Exhibit B.	Irrevocable Proxy

Exhibit C.	Irrevocable Proxy

Exhibit D.	Irrevocable Proxy

Exhibit E.	Right of First Refusal Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2013

SABER OIL, LLC

By:	/s/ H. H. Wommack, III
Name: H.H. Wommack, III
Title: Sole Member

/s/ H. H. Wommack, III
H.H. Wommack, III

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A
AMERICAN STANDARD ENERGY CORP.

IRREVOCABLE PROXY

XOG Operating LLC, a Texas limited liability company (“XOG”), being the beneficial holder of common stock, par value $0.001 per share (“Common Stock”) of American Standard Energy Corp., a Delaware corporation (the “Company”), listed on Exhibit A attached hereto, hereby irrevocably appoints Saber Oil, LLC, a Delaware limited liability company, as the proxy for XOG (“Proxy”), with full power of substitution, to attend all meetings of the shareholders of the Company and to exercise 100% of XOG’s voting rights arising from or relating to the Common Stock.

This proxy shall be irrevocable, except in the event of the following (each, an “Event”):

1.	The receipt by XOG of a bona fide written offer from one or more third parties to purchase any or all of the Common Stock listed on Exhibit A that XOG intends to accept, and

2.	The waiver by the Proxy of its right of first refusal to purchase such Common Stock, or election by Proxy to not pursue the purchase of such Common Stock pursuant to its right of first refusal.

If any Event occurs, XOG shall have two (2) days within which to notify Proxy of the Event and of the revocation of this proxy.  Proxy shall have ten (10) days within which to contest the revocation, after the lapse of which without contest the proxy shall be deemed revoked.  If Proxy chooses to contest the revocation, then the dispute shall be determined and settled in binding arbitration in the County of Midland, State of Texas, in accordance with the rules and procedures of The American Arbitration Association. The prevailing party shall be entitled to an award of its reasonable costs and expenses, including but not limited to, attorneys’ fees, in addition to any other available remedies. Any award rendered therein shall be final and binding on each and all of the parties thereto and their personal representatives, and judgment may be entered thereon in any court of competent jurisdiction.

As used herein, the “Certificate of Incorporation” means the Certificate of Incorporation of the Company, as amended, dated March 4, 2005, and the term “Bylaws” means the Bylaws of the Company, dated March 7, 2005, as same may be amended or modified.  As used herein, the term “voting rights” shall mean (i) all voting rights of holders of shares of Common Stock as provided in the Certificate of Incorporation; (ii) all voting rights of holders of shares of Common Stock as provided in the Bylaws of the Company; (iii) all voting rights of holders of shares of Common Stock as provided in the General Corporation Law of the State of Delaware, as amended, and (iv) all rights as a holder of shares of Common Stock to vote, grant oral or written consents, or otherwise adopt, approve, ratify or take part in any business or affairs of the Company.

XOG hereby affirms that this proxy is coupled with an interest and is irrevocable, and XOG hereby ratifies and confirms all votes, consents, rights and other actions that the Proxy may lawfully do or cause to be done by virtue hereof.  This irrevocable proxy shall expire on the

1

earlier of (i) the date an Event occurs or (ii) February 18, 2017, on which date this irrevocable proxy shall terminate and be of no further force or effect.

For clarification purposes this Irrevocable Proxy shall not be assignable by the Proxy.

[Signatures found on following page]

2

Executed and delivered as of February 18, 2013.

XOG OPERATING LLC:

/s/ Randall Capps
By: ______________________________
Its: ______________________________

Accepted and Approved

SABER OIL, LLC:

/s/ H. H. Wommack, III
By: H. H. Wommack, III
Its: President

3

Exhibit A

Common Stock Beneficially Owned by XOG Operating LLC

1. 5,832,199 shares of Common Stock

  4

EXHIBIT B

AMERICAN STANDARD ENERGY CORP.

IRREVOCABLE PROXY

Geronimo Holding Corporation, a Texas corporation (“GHC”), being the beneficial holder of common stock, par value $0.001 per share (“Common Stock”) of American Standard Energy Corp., a Delaware corporation (the “Company”), listed on Exhibit A attached hereto, hereby irrevocably appoints Saber Oil, LLC, a Delaware limited liability company, as the proxy for GHC (“Proxy”), with full power of substitution, to attend all meetings of the shareholders of the Company and to exercise 100% of GHC’s voting rights arising from or relating to the Common Stock.

This proxy shall be irrevocable, except in the event of the following (each, an “Event”):

1.	The receipt by GHC of a bona fide written offer from one or more third parties to purchase any or all of the Common Stock listed on Exhibit A that GHC intends to accept, and

2.	The waiver by the Proxy of its right of first refusal to purchase such Common Stock, or election by Proxy to not pursue the purchase of such Common Stock pursuant to its right of first refusal.

If any Event occurs, GHC shall have two (2) days within which to notify Proxy of the Event and of the revocation of this proxy.  Proxy shall have ten (10) days within which to contest the revocation, after the lapse of which without contest the proxy shall be deemed revoked.  If Proxy chooses to contest the revocation, then the dispute shall be determined and settled in binding arbitration in the County of Midland, State of Texas, in accordance with the rules and procedures of The American Arbitration Association. The prevailing party shall be entitled to an award of its reasonable costs and expenses, including but not limited to, attorneys’ fees, in addition to any other available remedies. Any award rendered therein shall be final and binding on each and all of the parties thereto and their personal representatives, and judgment may be entered thereon in any court of competent jurisdiction.

As used herein, the “Certificate of Incorporation” means the Certificate of Incorporation of the Company, as amended, dated March 4, 2005, and the term “Bylaws” means the Bylaws of the Company, dated March 7, 2005, as same may be amended or modified.  As used herein, the term “voting rights” shall mean (i) all voting rights of holders of shares of Common Stock as provided in the Certificate of Incorporation; (ii) all voting rights of holders of shares of Common Stock as provided in the Bylaws of the Company; (iii) all voting rights of holders of shares of Common Stock as provided in the General Corporation Law of the State of Delaware, as amended, and (iv) all rights as a holder of shares of Common Stock to vote, grant oral or written consents, or otherwise adopt, approve, ratify or take part in any business or affairs of the Company.

GHC hereby affirms that this proxy is coupled with an interest and is irrevocable, and GHC hereby ratifies and confirms all votes, consents, rights and other actions that the Proxy may lawfully do or cause to be done by virtue hereof.  This irrevocable proxy shall expire on the

1

earlier of (i) the date an Event occurs or (ii) February 18, 2017, on which date this irrevocable proxy shall terminate and be of no further force or effect.

For clarification purposes this Irrevocable Proxy shall not be assignable by the Proxy.

[Signatures found on following page]

2

Executed and delivered as of February 18, 2013.

GERONIMO HOLDING CORPORATION:

/s/ Randall Capps
By: ______________________________
Its: ______________________________

Accepted and Approved

SABER OIL, LLC:

/s/ H. H. Wommack, III
By: H. H. Wommack, III
Its: President

3

Exhibit A

Common Stock Beneficially Owned by Geronimo Holding Corporation

1. 21,642,821 shares of Common Stock

4

EXHIBIT C
AMERICAN STANDARD ENERGY CORP.

IRREVOCABLE PROXY

CLW South Texas 2008, LP, a Texas limited partnership (“CLW”), being the beneficial holder of common stock, par value $0.001 per share (“Common Stock”) of American Standard Energy Corp., a Delaware corporation (the “Company”), listed on Exhibit A attached hereto, hereby irrevocably appoints Saber Oil, LLC, a Delaware limited liability company, as the proxy for CLW (“Proxy”), with full power of substitution, to attend all meetings of the shareholders of the Company and to exercise 100% of CLW’s voting rights arising from or relating to the Common Stock.

This proxy shall be irrevocable, except in the event of the following (each, an “Event”):

1.	The receipt by CLW of a bona fide written offer from one or more third parties to purchase any or all of the Common Stock listed on Exhibit A that CLW intends to accept, and

2.	The waiver by the Proxy of its right of first refusal to purchase such Common Stock, or election by Proxy to not pursue the purchase of such Common Stock pursuant to its right of first refusal.

If any Event occurs, CLW shall have two (2) days within which to notify Proxy of the Event and of the revocation of this proxy.  Proxy shall have ten (10) days within which to contest the revocation, after the lapse of which without contest the proxy shall be deemed revoked.  If Proxy chooses to contest the revocation, then the dispute shall be determined and settled in binding arbitration in the County of Midland, State of Texas, in accordance with the rules and procedures of The American Arbitration Association. The prevailing party shall be entitled to an award of its reasonable costs and expenses, including but not limited to, attorneys’ fees, in addition to any other available remedies. Any award rendered therein shall be final and binding on each and all of the parties thereto and their personal representatives, and judgment may be entered thereon in any court of competent jurisdiction.

As used herein, the “Certificate of Incorporation” means the Certificate of Incorporation of the Company, as amended, dated March 4, 2005, and the term “Bylaws” means the Bylaws of the Company, dated March 7, 2005, as same may be amended or modified.  As used herein, the term “voting rights” shall mean (i) all voting rights of holders of shares of Common Stock as provided in the Certificate of Incorporation; (ii) all voting rights of holders of shares of Common Stock as provided in the Bylaws of the Company; (iii) all voting rights of holders of shares of Common Stock as provided in the General Corporation Law of the State of Delaware, as amended, and (iv) all rights as a holder of shares of Common Stock to vote, grant oral or written consents, or otherwise adopt, approve, ratify or take part in any business or affairs of the Company.

CLW hereby affirms that this proxy is coupled with an interest and is irrevocable, and CLW hereby ratifies and confirms all votes, consents, rights and other actions that the Proxy may lawfully do or cause to be done by virtue hereof.  This irrevocable proxy shall expire on the

1

earlier of (i) the date an Event occurs or (ii) February 18, 2017, on which date this irrevocable proxy shall terminate and be of no further force or effect.

For clarification purposes this Irrevocable Proxy shall not be assignable by the Proxy.

[Signatures found on following page]

2

Executed and delivered as of February 18, 2013.

CLW SOUTH TEXAS 2008, LP:

/s/ Randall Capps
By: ______________________________
Its: ______________________________

Accepted and Approved

SABER OIL, LLC:

/s/ H. H. Wommack, III
By: H. H. Wommack, III
Its: President

3

Exhibit A

Common Stock Beneficially Owned by CLW South Texas 2008, LP

1. 587,755 shares of Common Stock

4

EXHIBIT D
AMERICAN STANDARD ENERGY CORP.

IRREVOCABLE PROXY

Randall Capps (“Capps”), being the beneficial holder of common stock, par value $0.001 per share (“Common Stock”) of American Standard Energy Corp., a Delaware corporation (the “Company”), listed on Exhibit A attached hereto, hereby irrevocably appoints Saber Oil, LLC, a Delaware limited liability company, as the proxy for Capps (“Proxy”), with full power of substitution, to attend all meetings of the shareholders of the Company and to exercise 100% of Capps’s voting rights arising from or relating to the Common Stock.

This proxy shall be irrevocable, except in the event of the following (each, an “Event”):

1.	The receipt by Capps of a bona fide written offer from one or more third parties to purchase any or all of the Common Stock listed on Exhibit A that Capps intends to accept, and

2.	The waiver by the Proxy of its right of first refusal to purchase such Common Stock, or election by Proxy to not pursue the purchase of such Common Stock pursuant to its right of first refusal.

If any Event occurs, Capps shall have two (2) days within which to notify Proxy of the Event and of the revocation of this proxy.  Proxy shall have ten (10) days within which to contest the revocation, after the lapse of which without contest the proxy shall be deemed revoked.  If Proxy chooses to contest the revocation, then the dispute shall be determined and settled in binding arbitration in the County of Midland, State of Texas, in accordance with the rules and procedures of The American Arbitration Association. The prevailing party shall be entitled to an award of its reasonable costs and expenses, including but not limited to, attorneys’ fees, in addition to any other available remedies. Any award rendered therein shall be final and binding on each and all of the parties thereto and their personal representatives, and judgment may be entered thereon in any court of competent jurisdiction.

As used herein, the “Certificate of Incorporation” means the Certificate of Incorporation of the Company, as amended, dated March 4, 2005, and the term “Bylaws” means the Bylaws of the Company, dated March 7, 2005, as same may be amended or modified.  As used herein, the term “voting rights” shall mean (i) all voting rights of holders of shares of Common Stock as provided in the Certificate of Incorporation; (ii) all voting rights of holders of shares of Common Stock as provided in the Bylaws of the Company; (iii) all voting rights of holders of shares of Common Stock as provided in the General Corporation Law of the State of Delaware, as amended, and (iv) all rights as a holder of shares of Common Stock to vote, grant oral or written consents, or otherwise adopt, approve, ratify or take part in any business or affairs of the Company.

Capps hereby affirms that this proxy is coupled with an interest and is irrevocable, and Capps hereby ratifies and confirms all votes, consents, rights and other actions that the Proxy may lawfully do or cause to be done by virtue hereof.  This irrevocable proxy shall expire on the earlier of (i) the date an Event occurs or (ii) February 18, 2017, on which date this irrevocable proxy shall terminate and be of no further force or effect.

For clarification purposes this Irrevocable Proxy:

1.	shall not be assignable by the Proxy; and

2.	applies to the heirs, successors and assigns of Capps.

[Signatures found on following page]

2

Executed and delivered as of February 18, 2013.

/s/ Randall Capps
Randall Capps

Accepted and Approved

SABER OIL, LLC:

/s/ H. H. Wommack, III
By: H. H. Wommack, III
Its: President

3

Exhibit A

Common Stock Beneficially Owned by Randall Capps

1. 670,665 shares of Common Stock

4

EXHIBIT E
RIGHT OF FIRST REFUSAL

AGREEMENT

THIS RIGHT OF FIRST REFUSAL AGREEMENT is made as of the 18th day of February, 2013 by and among Saber Oil, LLC a Delaware limited liability company (the “Saber”), and the Key Holders listed on Schedule A.

WHEREAS, each Key Holder is the beneficial owner of the number of shares of Common Stock, $0.001 par value per share, (“Common Stock”) of American Energy Standard Corp., a Delaware corporation (the “Company”), or of warrants to purchase Common Stock, set forth opposite the name of such Key Holder on Schedule A;

WHEREAS, Saber and each of the Key Investors are parties to an Irrevocable Proxy, of even date herewith (collectively, the “Proxies”), pursuant to which Saber holds a proxy for the Common Stock beneficially owned by the Key Holders; and

WHEREAS, Saber and each Key Investor desires to set forth the terms and conditions pursuant to which Saber holds the right of first refusal over the Common Stock beneficially owned by each of the Key Holders.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Saber and each of the Key Holders agree as follows:

1. Definitions.

1.1. “Affiliate” means, with respect to any specified Key Holder, any other person who directly or indirectly, controls, is controlled by or is under common control with such Key Holder, including without limitation any general partner, managing member, officer or director of such Key Holder, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, such Key Holder.

1.2. “Capital Stock” means (a) shares of Common Stock (whether now outstanding or hereafter issued in any context) and (b) shares of Common Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities of the Company, in each case now owned or subsequently acquired by any Key Holder or their respective successors or permitted transferees or assigns.

1.3. “Certificate” means the Company’s Certificate of Incorporation, as amended from time to time.

1.4. “CLW” means CLW South Texas 2008, LP, a Texas limited partnership.

1.5. “Exempted Shares” means 99,008 shares of Common Stock owned by Randall Capps as an individual.

1.6. “Key Holders” means the persons or entities named on Schedule A hereto, each person or entity to whom the rights of a Key Holder are assigned pursuant to Subsection 3.1, each person who hereafter becomes a signatory to this Agreement pursuant to Subsection 5.9 or 5.16 and any one of them, as the context may require.

1.7. “Proposed Key Holder Transfer” means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Stock (or any interest therein) proposed by any of the Key Holders.

1.8. “Proposed Transfer Notice” means written notice from a Key Holder setting forth the terms and conditions of a Proposed Key Holder Transfer.

1.9. “Prospective Transferee” means any non-affiliated third party to whom a Key Holder proposes to make a Proposed Key Holder Transfer.

1.10. “Right of First Refusal” means the right, but not an obligation, of Saber, or its permitted transferees or assigns, to purchase some or all of the Transfer Stock with respect to a Proposed Key Holder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.11. “Rule 144” means Rule 144 of the Securities Act of 1933, as amended.

1.12. “Saber Notice” means written notice from Saber notifying the selling Key Holders that Saber intends to exercise its Right of First Refusal as to some or all of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.13. “Secondary Notice” means written notice from Saber notifying the selling Key Holder that Saber does not intend to exercise its Right of First Refusal as to all shares of Transfer Stock with respect to any Proposed Key Holder Transfer.

1.14. “Transfer Stock” means shares of Capital Stock owned by a Key Holder, or issued to a Key Holder after the date hereof (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like).

2. Agreement Among the Company, the Investors and the Key Holders.

2.1. Right of First Refusal.

(a) Grant. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to Saber a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to transfer in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.  Should the Common Stock begin trading on either the New York Stock Exchange or on the NASDAQ Exchange, and the Proposed Key Holder Transfer is the sale by the Key Holder of the Capital Stock on such an exchange, the price of the Transfer Stock shall be calculated by averaging the average trading price of the Common Stock for the immediately preceding ten (10) trading days from the date on which the Key Holder delivers the Proposed Transfer Notice to Saber.

(b) Notice. Each Key Holder proposing to make a Proposed Key Holder Transfer must deliver a Proposed Transfer Notice to Saber not later than three (3) business days prior to the consummation of such Proposed Key Holder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Key Holder Transfer, the identity of the Prospective Transferee and a certification that the Transfer Stock is being sold in accordance with Rule 144.  To exercise its Right of First Refusal under this Section 2, Saber must deliver a Saber Notice to the selling Key Holder within three (3) business days after delivery of the Proposed Transfer Notice.  If Saber does not intend to exercise its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Key Holder Transfer, Saber must deliver a Secondary Notice to the selling Key Holder to that effect no later than three (3) business days after the selling Key Holder delivers the Proposed Transfer Notice to Saber.

(c) Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Saber and as set forth in the Saber Notice. If Saber cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, Saber may pay the cash value equivalent thereof, as determined in good faith by Saber and as set forth in the Saber Notice. The closing of the purchase of Transfer Stock by Saber shall take place, and all payments from Saber shall have been delivered to the selling Key Holder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Key Holder Transfer and (ii) three (3) business days after delivery of the Proposed Transfer Notice.  If the Key Holder disagrees with Saber as to the cash value equivalent of the non-cash consideration for the Transfer Stock, then within five (5) days of receipt of the Saber Notice by the Key Holder and at the expense of the Key Holder, the Key Holder may employ a regionally recognized appraiser, mutually acceptable to Saber, to appraise the non-cash consideration.  The value placed on the non-cash consideration by the appraiser, shall be the cash consideration paid by Saber for the Transfer Shares or Saber may withdraw its election to exercise its right of first refusal.

2.2. Effect of Failure to Comply.

(a) Transfer Void; Equitable Relief. Any Proposed Key Holder Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Stock not made in strict compliance with this Agreement).

(b) Violation of First Refusal Right. If any Key Holder becomes obligated to sell any Transfer Stock to Saber under this Agreement and fails to deliver such Transfer Stock in accordance with the terms of this Agreement, and Saber has provided five (5) days written notice to Key Holder of such failure, during which five (5) days Key Holder fails to object, then Saber may, at its option, in addition to all other remedies it may have, send to such Key Holder the purchase price for such Transfer Stock as is herein specified and transfer to the name of Saber on the Company’s books the certificate or certificates representing the Transfer Stock to be sold.

3. Exempt Transfers.

3.1. Exempted Transfers.  Notwithstanding the foregoing or anything to the contrary herein, the provisions of Subsection 2.1 shall not apply: (a) in the case of a Key Holder that is an entity, upon a transfer by such Key Holder to its stockholders, members, partners or other equity holders, (b) in the case of a Key Holder that is a natural person, upon a transfer of Transfer Stock by such Key Holder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Key Holder (or his or her spouse) (all of the foregoing collectively referred to as “family members”), or any other relative approved by Saber, or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by, such Key Holder or any such family members or (c) the Exempted Shares; provided that in the case of clause(s) (a) or (b), the Key Holder shall deliver prior written notice to Saber of such pledge, gift or transfer and such shares of Transfer Stock, except for any Transfer Stock transferred by CLW to either W. Kyle Lewis or Eldon West, shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such issuance, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Key Holder (but only with respect to the securities so transferred to the transferee), including the obligations of a Key Holder with respect to Proposed Key Holder Transfers of such Transfer Stock pursuant to Section 2; and provided, further, in the case of any transfer pursuant to clause (a) above, that such transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer.

3.2. Prohibited Transferees.  Notwithstanding the foregoing, no Key Holder shall transfer any Transfer Stock to (a) any entity which, in the determination of the Company’s Board of Directors, directly or indirectly competes with the Company or (b) any customer, distributor or supplier of the Company, if the Company’s Board of Directors should determine that such transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier.

4. Legend. Each certificate representing shares of Transfer Stock held by the Key Holders or issued to any permitted transferee in connection with a transfer permitted by Subsection 3.1 hereof shall be endorsed with the following legend:

THE SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO, AND IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF A CERTAIN RIGHT OF FIRST REFUSAL AGREEMENT BY AND AMONG THE STOCKHOLDER AND SABER OIL, LLC. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION.

Each Key Holder agrees that the Company may instruct its transfer agent to impose transfer restrictions on the shares represented by certificates bearing the legend referred to in this Section 4 above to enforce the provisions of this Agreement, and the Company agrees to promptly do so. The legend shall be removed upon termination of this Agreement at the request of the holder.

5. Miscellaneous.

5.1. Term. This Agreement shall automatically terminate for each Key Holder upon either the sale of all of the Shares owned by such Key Holder or upon the termination of the Irrevocable Proxy executed by such Key Holder.

5.2. Stock Split. All references to numbers of shares in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization affecting the Capital Stock occurring after the date of this Agreement.

5.3. Ownership. Each Key Holder represents and warrants that such Key Holder is the sole legal and beneficial owner of the shares of Transfer Stock subject to this Agreement and that no other person or entity has any interest in such shares (other than a community property interest as to which the holder thereof has acknowledged and agreed in writing to the restrictions and obligations hereunder).

5.4. WAIVER OF JURY TRIAL.  EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL

5.5. Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next business day, provided however, that a hard copy of such notice delivered by electronic mail or facsimile must be also delivered by overnight mail with a nationally recognized overnight courier, freight prepaid, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A hereof, as the case may be, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 5.5. If notice is given to Saber, it shall be sent to 400 W. Illinois, Suite 950, Midland, Texas 79701; and a copy (which shall not constitute notice) shall also be sent to Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, Attention: Tonya Mitchem Grindon, 211 Commerce Street, Suite 800, Nashville, TN 37201.

5.6. Entire Agreement. This Agreement (including the Schedules hereto) constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

5.7. Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5.8. Amendment; Waiver and Termination. This Agreement may be amended, modified or terminated and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) Saber and (b) and each of the Key Holders.  Any amendment, modification, termination or waiver so effected shall be binding upon Saber and the Key Holders and all of their respective successors and permitted assigns whether or not such party, assignee or other stockholder entered into or approved such amendment, modification, termination or waiver.

5.9. Assignment of Rights.

(a) Saber has the right to assign its rights under this Agreement to any of its principals or any subsidiary without consent of the Key Holders.  The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b) Any successor or permitted assignee of any Key Holder, including any Prospective Transferee who purchases shares of Transfer Stock in accordance with the terms hereof, shall deliver to Saber, as a condition to any transfer or assignment, a counterpart signature page hereto pursuant to which such successor or permitted assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the predecessor or assignor of such successor or permitted assignee.

5.10. Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

5.11. Governing Law. This Agreement shall be governed by the internal law of the State of Texas.

5.12. Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

5.13. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.14. Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, Saber shall be entitled to specific performance of the agreements and obligations of the Key Holders hereunder and to such other injunction or other equitable relief as may be granted by a court of competent jurisdiction.

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IN WITNESS WHEREOF, the parties have executed this Right of First Refusal Agreement as of the date first written above.

SABER:

SABER OIL, LLC, a Delaware limited liability company

By:/s/ H. H. Wommack, III
Name: H. H. Wommack, III
Title: President

KEY HOLDERS:

/s/ Randall Capps
Randall Capps

GERONIMO HOLDING CORPORATION:

/s/ Randall Capps
By: Randall Capps
Its: President

XOG Operating LLC:

/s/ Randall Capps
By: Randall Capps
Its:

CLW South Texas 2008, LP:

By: Mid-Continent Marketing & Transportation, Inc., its general partner

/s/ Randall Capps
By:
Its:

SIGNATURE PAGE TO RIGHT OF FIRST REFUSAL

SCHEDULE A

KEY HOLDERS

Name and Address	Number of Common Shares Held (#)
Randall Capps 1801 W. Texas Avenue Midland, Texas 79701	670,665
Geronimo Holding Corporation 1801 West Texas Midland, Texas 79701	21,642,821
XOG Operating LLC 1801 W. Texas Avenue Midland, Texas 79701	5,832,199
CLW South Texas 2008, LP 1801 W. Texas Avenue Midland, Texas 79701	587,755